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SEC
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FEB 25 2015

Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-53574

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   January 1, 2014   AND ENDING   December 31, 2014
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: CITADEL SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
131 South Dearborn Street

                                               (No. and Street)

Chicago	Illinois	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PATRICIA STASNY   (312) 395-4366
                                                                  (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

                                (Name - if individual, state last, first, middle name)

1 North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

  ☒   Certified Public Accountant

  ☐   Public Accountant

  ☐   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*   *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must*
be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential persons who are to respond to the collection
of information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



CITADEL SECURITIES LLC

AFFIRMATION

I, <u>Patricia Stasny</u>, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Citadel Securities LLC (the "Company"), as of December 31, 2014, is true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

By: _____   Date: FEBRUARY 20, 2015

Patricia Stasny, Global Controller of Citadel LLC

KALEEN LANIGAN
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
August 26, 2018

KALEEN LANIGAN

 CITADEL

CITADEL SECURITIES LLC
(A Delaware Limited Liability Company)

(SEC File Number 8-53574)

*Statement of Financial Condition as of December 31, 2014
and Report of Independent Registered Public Accounting Firm*

CITADEL SECURITIES LLC
(A Delaware Limited Liability Company)
(SEC File Number 8-53574)

Statement of Financial Condition as of December 31, 2014
and Report of Independent Registered Public Accounting Firm

Filed pursuant to 17a-5(e)(3) under the Securities Exchange Act of 1934
as a Public Document.



pwc

Report of Independent Registered Public Accounting Firm

To Management of Citadel Securities LLC:

In our opinion, the accompanying Statement of Financial Condition presents fairly, in all material respects, the financial condition of Citadel Securities LLC at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit of the statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2015

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

CITADEL SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2014
(Expressed in U.S. dollars in thousands)

ASSETS

Assets:

Cash	$	319,892
Cash segregated under federal regulation		27,100
Securities borrowed		27,369,795
Securities owned, at fair value		9,494,325
Collateral held under securities loan agreements		8,019,006
Receivable from clearing organizations and custodians		137,085
Receivable from brokers and dealers		4,295
Receivable for order flow		24,947
Exchange memberships and trading rights (fair value $12,799) (Note 2)		15,519
Other assets		15,169
Securities purchased under agreements to resell		14,163
Dividends receivable		10,677
Receivable from affiliated customers		6,876
Total assets	$	45,458,849

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:

Securities loaned	$	29,605,817
Securities sold, not yet purchased, at fair value		6,003,822
Securities sold under agreements to repurchase		5,614,427
Payable to brokers and dealers		3,070,631
Payable to clearing organizations		25,017
Payable for order flow		53,613
Payable to affiliates		37,030
Exchange, clearance, and regulatory fees payable		18,955
Interest payable		3,483
Other liabilities		3,042
Dividends payable		2,803
Total liabilities		44,438,640
Member's capital		1,020,209
Total liabilities and member's capital	$	45,458,849

See notes to statement of financial condition.

CITADEL SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2014
(Expressed in U.S. dollars in thousands)

(1) Organization:

Citadel Securities LLC (the "Company"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer, is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation. CLP Holdings Three LLC ("CLP3"), an affiliate, is the sole member of the Company. CALC III LP ("CAL3"), an affiliate, is the manager of the Company. For the year ended December 31, 2014, the Company's designated self-regulatory organization ("DSRO") was the Chicago Board Options Exchange ("CBOE"). Effective January 1, 2015, FINRA is the Company's DSRO. The Company is a clearing member of the Depository Trust Company, National Securities Clearing Corporation, and Fixed Income Clearing Corporation (together, the Depository Trust & Clearing Corporation, or "DTCC"), and is a clearing member and participant in the Options Clearing Corporation ("OCC") and the New York Stock Exchange stock loan programs.

The Company primarily engages in market making in U.S. options and equities on various U.S. exchanges, trade execution, clearing and financing services, and proprietary trading.

Citadel LLC, an affiliate, provides certain administrative and investment-related services to the Company. Northern Trust Hedge Fund Services LLC ("NTHFS") is responsible for providing certain administrative services to the Company. The services contract between the Company and NTHFS is effective through May 1, 2021. Through a contractual agreement, Citadel LLC provides certain information technology systems to NTHFS, which support the administrative services provided by NTHFS.

(2) Summary of Significant Accounting Policies:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in accordance with GAAP requires CAL3 to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ significantly from those estimates.

Cash

The Company defines cash on the statement of financial condition as cash and funds held in liquid investments with original maturities of 90 days or less. Substantially all cash is held at major U.S. financial institutions.

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2014
(Expressed in U.S. dollars in thousands)

(2) Summary of Significant Accounting Policies, Continued:

Cash Segregated Under Federal Regulation

Cash of $27,000 and $100 has been segregated in a special reserve bank account for the benefit of customers under the SEC Computation for Determination of Reserve Requirements ("Rule 15c3-3") and proprietary accounts of broker dealers ("PAB Account"), respectively.

Securities Owned and Securities Sold, Not Yet Purchased

The Company's securities owned and securities sold, not yet purchased are recorded at fair value. Securities transactions are recorded on a trade date basis. Substantially all securities owned are held at major U.S. financial institutions which are permitted by contract or custom to sell or repledge these securities.

Offsetting Financial Instruments

Financial assets and liabilities, as well as cash collateral received and posted, are offset by counterparty when there exists a legally enforceable right to set off the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. As a result, the net exposure to each counterparty is reported as either an asset or liability on the statement of financial condition, where applicable.

Foreign Currency Translation

The functional currency of the Company is the U.S. dollar. The Company may hold assets and liabilities denominated in foreign currencies. The fair value of assets and liabilities is translated into U.S. dollars using spot currency rates on the date of valuation as determined by CAL3. Changes in foreign exchange rates on assets and liabilities are isolated from the fluctuations arising from changes in the fair value of assets and liabilities held.

Transfers of Financial Assets

In general, transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. For transfers of financial assets that are not accounted for as sales, in which the transferor retains control of the financial assets, the financial assets remain on the statement of financial condition and the transfer is accounted for as a collateralized financing. Securities borrowed, securities purchased under agreements to resell ("reverse repurchase agreements"), securities loaned and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings (see Note 5).

Reverse repurchase and repurchase agreements are short-term in nature and are recorded at the amounts of cash paid or received, plus accrued interest, on the statement of financial condition.

CITADEL SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2014
(Expressed in U.S. dollars in thousands)

(2) Summary of Significant Accounting Policies, Continued:

Transfers of Financial Assets, Continued

Reverse repurchase agreements and repurchase agreements with the same counterparty are reported on a net basis when there exists a legally enforceable right to set off the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

Securities borrowing and lending transactions require cash or other financial instruments as collateral to be deposited or taken in. Securities borrowed are recorded at the amount of cash collateral advanced plus accrued interest receivable, as required. Securities loaned are recorded at the amount of cash and fair value of securities collateral received plus accrued interest payable, as required.

Exchange Memberships and Trading Rights

The Company's market making rights on various exchanges and trading rights which represent only the right to conduct business on the exchange are accounted for as indefinite life intangible assets, recorded at cost, which are reviewed annually for impairment. The disclosure of the fair market value of the exchange memberships and trading rights is based on recent sales, where available. CAL3 may review the price information received in determining the best estimate of the fair value. In addition, the Company's exchange memberships, which include ownership interests in clearing corporations, are also recorded at cost or, if an other–than-temporary impairment in value has occurred, at a value that reflects CAL3's estimate of the impairment.

Valuation of Financial Instruments

The Company measures and reports securities owned; securities sold, not yet purchased; financial instruments held as collateral under securities loan agreements; and derivative financial instruments ("Financial Instruments") at fair value, as determined by CAL3. Financial Instruments are generally characterized by the geographies/time zone(s) of trading. The fair value is based on available information and represents CAL3's best estimate of fair value. The fair value determined may not necessarily reflect the amount which might ultimately be realized in an arm's length sale or liquidation of the Financial Instruments and such differences may be material. All Financial Instruments are valued at the close of business on each date of determination in the relevant time zone as determined by CAL3. Valuations are not changed subsequent to such closing time, irrespective of whether part or all of a group of Financial Instruments continue to trade after the close of business and prior to the next opening of business in such time zone, except that CAL3 may value (or revalue as the case may be) any and all Financial Instruments based on pricing or other relevant information obtained after the close of business if CAL3 believes that doing so is necessary to better reflect fair value and is consistent with the Company's governing documents.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between knowledgeable, willing parties, at the

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2014
(Expressed in U.S. dollars in thousands)

(2) Summary of Significant Accounting Policies, Continued:

Valuation of Financial Instruments, Continued

measurement date. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of estimation and judgment by CAL3, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity.

The accounting guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A Financial Instrument's level within the fair value hierarchy is based on the lowest level of any input, individually or in the aggregate, that is significant to the fair value measurement.

If CAL3 determines that either the volume and/or level of activity for an asset or liability has significantly decreased (from normal conditions for that asset or liability) or price quotations or observable inputs are not associated with orderly transactions, increased analysis and management judgment will be required to estimate fair value. Valuation techniques such as an income approach might be appropriate to supplement or replace a market approach in those circumstances. Regardless, however, of the valuation technique and inputs used, the objective for the fair value measurement in those circumstances is unchanged from what it would be if markets were operating at normal activity levels and/or transactions were orderly; that is, to determine the current exit price.

Financial Instruments are valued by CAL3 taking into consideration third party pricing sources to the extent possible. Third party pricing sources may include one or more exchanges, organized dealer markets, electronic trading facilities or brokers and dealers. For certain Financial Instruments,

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2014
(Expressed in U.S. dollars in thousands)

(2) Summary of Significant Accounting Policies, Continued:

Valuation of Financial Instruments, Continued

indications of fair value may be quoted by a limited number of market participants. CAL3 may arbitrate the price information received in determining the best estimate of fair value for the Financial Instrument. Financial Instruments also may be valued on the basis of a spread or price differential, as quoted by dealers, to other instruments.

Financial Instruments which are traded on one or more exchanges, organized dealer markets or electronic trading facilities are generally valued at their closing price on the exchange upon which they are principally traded. Such Financial Instruments are generally classified within level 1 of the fair value hierarchy. Valuation adjustments may be applied to the quoted market prices to the extent that exchange-traded Financial Instruments are infrequently traded. Exchange-traded Financial Instruments adjusted from the observable exchange price are categorized within level 2 or level 3 of the fair value hierarchy based on the significance of unobservable inputs to the overall valuation.

For Financial Instruments in which there is no readily determinable available third party pricing, the fair value determined by CAL3 represents its best estimate of fair value. In all instances, any Financial Instrument may either be valued by CAL3 or CAL3 may consider the valuation of such Financial Instrument provided by the person or entity, if any, who controls or manages such Financial Instruments or who is engaged by CAL3 to value such Financial Instruments. CAL3's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the Financial Instrument.

The following describes the valuation techniques applied to the Company's major classes of assets and liabilities to measure fair value, including an indication of the level within the fair value hierarchy in which each asset and liability is generally classified. Where appropriate, the description includes details of the valuation models and the key inputs to those models.

Equity securities
Exchange-traded equity securities
Exchange-traded equity securities are valued using exchange quoted market prices and generally categorized within level 1 of the fair value hierarchy.

Equity interests in exchanges & private equity investments
Equity interests in exchanges and private equity investments are generally valued using multiple valuation techniques prepared by a third party valuation expert. Valuation techniques typically used are market comparables analyses and discounted cash flow analyses. A market comparables analysis considers key financial inputs and recent public and private transactions and other available measures, such as comparable companies' enterprise values ("EV"), net revenues, and earnings before income taxes, depreciation and amortization ("EBITDA"). A discounted cash flow analysis incorporates significant assumptions and judgments and uses key

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2014
(Expressed in U.S. dollars in thousands)

(2) Summary of Significant Accounting Policies, Continued:

Valuation of Financial Instruments, Continued

Equity securities, continued
Equity interests in exchanges & private equity investments, continued

inputs such as the weighted average cost of capital for the investment, future growth rates, and assumed inputs used to calculate terminal values, such as terminal growth rates. Other various inputs can also be used, such as put options. Upon completion of the valuations conducted by these techniques, a weighting is ascribed to each method. The ultimate fair value recorded for a particular investment will generally be within a range suggested by the separate techniques. Equity interests in exchanges and private equity investments are classified within level 3 of the fair value hierarchy and the valuation technique and inputs to the valuation of these instruments are included in the significant input table in Note 6.

Other non-exchange-traded equity securities

The Company's other non-exchange-traded equity securities typically represent securities that are actively traded in over-the-counter ("OTC") markets. These non-exchange-traded equity securities are generally valued using quoted OTC market quotes and are classified within level 2 of the fair value hierarchy.

Corporate debt securities

The fair value of corporate debt securities is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads obtained from independent external parties such as vendors and brokers adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If spread data does not reference the issuer, then data that references a comparable issuer is used. Corporate debt securities are categorized within level 2 of the fair value hierarchy.

Derivative assets and derivative liabilities
Exchange-traded derivative financial instruments

Exchange-traded derivative financial instruments include equity options, foreign exchange options, options on equity futures, options on commodity futures, options on bond futures, options on foreign exchange futures, options on Exchange Traded Funds ("ETFs"), warrants and futures contracts. U.S. equity options and certain options on equity futures are generally valued using the average of national best bid offer prices as reported by various exchanges upon which those derivative financial instruments are traded. Non-U.S. equity options, foreign exchange options, certain options on equity futures, options on commodity futures, options on bond futures, options on foreign exchange futures, options on ETFs, warrants and futures contracts are generally valued at the closing exchange price. These instruments are generally classified within level 1 of the fair value hierarchy.

CITADEL SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2014
(Expressed in U.S. dollars in thousands)

(2) Summary of Significant Accounting Policies, Continued:

Valuation of Financial Instruments, Continued

Derivative assets and derivative liabilities, continued

OTC derivative financial instruments
Foreign exchange forwards generally trade in liquid markets and are valued using market-based inputs to models. Model inputs can generally be verified and model selection does not involve significant management judgment. Significant inputs include foreign exchange rates and/or foreign exchange forward points. These instruments are generally categorized within level 2 of the fair value hierarchy.

Collateral held under securities loan agreements
Collateral held under securities loan agreements may include equity securities and corporate debt securities. The fair value of such securities is estimated using inputs and valuation techniques described above. Collateral held under securities loan agreements are generally categorized within level 1 or level 2 of the fair value hierarchy.

Valuation Processes

Citadel LLC's Valuation Committee is responsible for establishing and maintaining the Company's valuation framework and providing oversight of the valuation function. The Valuation Committee approves the Company's valuation policies, oversees NTHFS's independent role in the valuation process and approves the use of third-party valuation services when necessary. The Valuation Committee's members include, among others, Citadel LLC's Chief Operating Officer, Global Controller, Head of Portfolio Construction and Risk and Citadel Europe's Chief Financial Officer.

The trading desks are responsible for valuing all of their Financial Instruments in accordance with the valuation policies established by the Valuation Committee. The product control group within NTHFS ("NTHFS Product Control") performs a monthly detailed price verification process on substantially all Financial Instruments. The price verification methods for Financial Instruments across all levels within the fair value hierarchy performed by NTHFS Product Control include one or more of the following, as applicable:

External Price Comparison
Valuations and prices are compared to pricing data obtained from third parties (including, but not limited to, broker dealers, SuperDerivatives, MarkIt, Bloomberg, and Interactive Data Corporation). Data obtained from the various sources is compared to ensure consistency and validity. When broker dealer quotations are used, greater priority is generally given to executable quotations.

(2) Summary of Significant Accounting Policies, Continued:

Valuation Processes, Continued

Back-testing
Values realized upon trades executed by the Company or its affiliates are used to corroborate the valuation of Financial Instruments.

Trade Comparison
Analysis of external trade data is used to determine the most relevant pricing inputs and valuations.

Third-party Valuation Experts
For certain Financial Instruments, generally classified within level 3, a third-party valuation expert may be hired to review and express an opinion as to the fair value of a Financial Instrument.

Collateral Analyses
Margin disputes on derivatives are examined and investigated to determine the impact, if any, on valuations.

Each month, NTHFS Product Control produces a written summary of the results of its price verification process. The Valuation Committee meets monthly to review the summary and determine if any adjustments are necessary. The Valuation Committee has final authority to adjust any valuation.

NTHFS Product Control also reviews the Company's adherence to its valuation policies through daily net profit and loss reporting procedures with the intent to identify potential valuation or trade booking issues on a timely basis.

Other Financial Instruments

CAL3 estimates that the aggregate carrying value of other financial instruments (including receivables and payables) recognized on the statement of financial condition approximates fair value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

(3) New Accounting Pronouncements:

In May 2014, the Financial Accounting Standards Board ("FASB") issued updated accounting guidance on the recognition of revenue from customers arising from the transfer of goods and services and accounting for certain contract costs. The updated guidance requires new disclosures. The accounting update is effective for periods beginning after December 15, 2016. The Company is still evaluating the effect of the updated guidance on the Company's financial condition and regulatory requirements.

CITADEL SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2014
(Expressed in U.S. dollars in thousands)

(3) New Accounting Pronouncements, Continued:

In June 2014, the FASB issued updated accounting guidance which requires new disclosures for all repurchase and securities lending agreements. The updated guidance requires additional disclosures about the collateral pledged for repurchase and securities lending agreements and the associated risks to which the Company continues to be exposed after the transfer. The accounting update is effective for periods beginning after December 15, 2014. Adoption is not expected to materially affect the Company's financial condition or regulatory requirements.

(4) Taxes:

As of May 1, 2013, the Company was disregarded for U.S. federal income tax purposes and generally not subject to U.S. federal or state income tax directly. The Company filed partnership income tax returns with the U.S. federal government and various state and local jurisdictions, including Illinois, New Jersey, New York, and New York City through the period ending April 30, 2013. The Company's filed U.S. federal or state and local returns are no longer subject to examination by tax authorities for years prior to 2011. At December 31, 2014, CAL3 has no knowledge of any tax returns of the Company under examination.

In accordance with GAAP, CAL3 has reviewed the Company's tax positions for all open tax years. For the year ended December 31, 2014, CAL3 determined that the Company was not required to establish a liability for uncertain tax positions.

(5) Collateralized Transactions:

The Company enters into reverse repurchase agreements, repurchase agreements and securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations and to finance the Company's financial instruments. The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties. In the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), these agreements provide the Company the right to terminate such agreement, net the Company's rights and obligations under such agreement, buy-in undelivered securities and liquidate and set off collateral against any net obligation remaining by the counterparty.

During the year ended December 31, 2014, the Company engaged in securities borrowing and lending transactions with affiliates (see Note 7) and non-affiliates.

Securities borrowing and lending transactions are collateralized by pledging cash or securities, which typically include equity securities and/or corporate debt securities, and are collateralized as a percentage of the fair value of the securities borrowed or loaned. Reverse repurchase and repurchase agreements are collateralized primarily by receiving or pledging securities, respectively. Typically, the Company has rights of rehypothecation with respect to the securities collateral received under reverse

CITADEL SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2014
(Expressed in U.S. dollars in thousands)

(5) Collateralized Transactions, Continued:

repurchase agreements and the underlying securities received under securities borrowed transactions. As of December 31, 2014, substantially all securities received under securities borrowed transactions have been delivered or repledged in connection with other collateralized financing agreements. The counterparty generally has rights of rehypothecation with respect to securities collateral pledged by the Company for securities borrowed by the Company, unless collateral is held at a tri-party custodian.

The counterparty generally has rights of rehypothecation with respect to the securities collateral received from the Company under repurchase agreements and the securities loaned from the Company to these counterparties. Also, the Company typically has rights of rehypothecation related to securities collateral received from counterparties for securities loaned to those counterparties. The fair value of the securities collateral received from counterparties is recorded as collateral held for securities loan agreements on the statement of financial condition when the Company has such rights of rehypothecation. As of December 31, 2014, substantially all securities collateral received from counterparties for securities loaned has been delivered or repledged in connection with other collateralized financing agreements.

The Company monitors the fair value of underlying securities in comparison to the related receivable or payable and as necessary, transfers or requests additional collateral as provided under the applicable agreement to ensure transactions are adequately collateralized.

As part of these transactions, as of December 31, 2014, the fair value of securities borrowed by the Company was $37,223,126 (which includes accrued coupon interest of $3,224), for which cash of $27,358,787 and securities with a fair value of $10,827,363 were pledged as collateral. The fair value of securities loaned was $28,205,619 (which includes accrued coupon interest of $3,224), for which cash of $21,579,338 and securities with a fair value of $8,023,205 (which includes accrued coupon interest of $4,199), were received as collateral. Included in securities borrowed and loaned on the statement of financial condition is $11,008 of financing interest receivable and $7,473 of financing interest payable, respectively.

As of December 31, 2014, as a result of entering into reverse repurchase agreements, the Company obtained collateral with a fair value of $13,970 (which includes accrued coupon interest of $76). Also as of December 31, 2014, the Company had repurchase agreements with collateral posted having a fair value of $6,079,106 (which includes accrued coupon interest of $3,257). The sale and purchase obligations under reverse repurchase agreements and repurchase agreements are collateralized by equity securities, debt securities and/or obligations of the U.S. government, to the extent offsetting agreements with the same counterparty have not otherwise reduced the Company's or counterparties' gross exposure.

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2014
(Expressed in U.S. dollars in thousands)

(5) Collateralized Transactions, Continued:

The following table presents information about the offsetting of these instruments as of December 31, 2014. Refer to Note 10, for information relating to offsetting of derivatives.

Assets as of December 31, 2014

Assets	Gross Amounts [1]	Amounts Offset in the Statement of Financial Condition [2][3]	Net Amounts Presented in the Statement of Financial Condition [1]	Amounts Not Offset in the Statement of Financial Condition		Net Exposure
				Counterparty Netting [2]	Financial Instruments, at Fair Value [2][5]	
Securities purchased under agreements to resell	$ 14,163	$ —	$ 14,163	$ —	$ (13,970)	$ 193
Securities borrowed [4]	27,369,795	—	27,369,795	(15,117,522)	(11,806,519)	445,754

Liabilities as of December 31, 2014

Liabilities	Gross Amounts [1]	Amounts Offset in the Statement of Financial Condition [2][3]	Net Amounts Presented in the Statement of Financial Condition [1]	Amounts Not Offset in the Statement of Financial Condition		Net Exposure
				Counterparty Netting [2]	Financial Instruments, at Fair Value [2][5]	
Securities sold under agreements to repurchase [6]	$ 5,614,427	$ —	$ 5,614,427	$ —	$ (5,614,427)	$ —
Securities loaned [4]	29,605,817	—	29,605,817	(15,117,522)	(13,240,874)	1,247,421

[1] Amounts include all instruments, irrespective of whether there is a legally enforceable master netting arrangement in place. The gross and net amounts in this table include financing interest receivables or payables related to these transactions.

[2] Amounts relate to master netting arrangements or similar arrangements which have been determined by the Company to be legally enforceable in the event of default.

[3] Amounts are reported on a net basis in the statement of financial condition when subject to a legally enforceable master netting arrangement or similar arrangement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

[4] Financial instruments not offset in the statement of financial condition represent the fair value of securities borrowed or loaned in addition to accrued coupon interest. Note that the fair value of securities borrowed in the table only includes securities for which cash collateral was pledged.

[5] Note that the fair value of the financial instruments not offset in the statement of financial condition is limited to the net amount by counterparty reported on the statement of financial condition. This column also includes any applicable accrued coupon interest in addition to cash collateral.

[6] Securities sold or otherwise pledged as collateral for repurchase agreements include both securities owned recorded on the statement of financial condition as well as securities received as collateral from affiliates.

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2014
(Expressed in U.S. dollars in thousands)

(6) Fair Value Disclosures:

The following fair value hierarchy tables present information about the Company's assets and liabilities measured at fair value on a recurring basis based upon the lowest level of significant input to the valuations (see Note 2 for the Company's policies regarding the hierarchy):

	Assets at Fair Value as of December 31, 2014				
	Level 1	Level 2	Level 3	Netting and Collateral	Total
Corporate debt securities [1]	$ —	$ 202	$ —	$ —	$ 202
Equity securities: [1]					
Common stock					
Financial	2,752,291	55	—	—	2,752,346
Technology	1,405,472	9	—	—	1,405,481
Consumer	636,567	15	—	—	636,582
Energy & utilities	243,832	3	—	—	243,835
Basic materials	182,760	3	—	—	182,763
Industrial	161,838	19	—	—	161,857
Other	10,183	1	—	—	10,184
Non-US Government	227	—	—	—	227
Preferred stock					
Financial	5,771	6	—	—	5,777
Energy & utilities	867	34	—	—	901
Technology	237	33	—	—	270
Industrial	259	—	—	—	259
Consumer	181	1	—	—	182
Basic materials	31	—	—	—	31
Equity interests in exchanges & private equity investments [1]	—	—	147,343	—	147,343
Collateral held under securities loan agreements	7,552,677	466,329	—	—	8,019,006
Total investment assets	12,953,193	466,710	147,343	—	13,567,246
Derivative assets:					
Options [1]	3,946,057	—	—	—	3,946,057
Futures [2]	33,830	—	—	—	33,830
Warrants [1]	28	—	—	—	28
Forwards [2]	—	12	—	—	12
Gross derivative assets	3,979,915	12	—	—	3,979,927
Netting [3]	(1,130)	(12)	—	(30,882)	(32,024)
Total derivative assets	3,978,785	—	—	(30,882)	3,947,903
Total assets at fair value	$ 16,931,978	$ 466,710	$ 147,343	$ (30,882)	$ 17,515,149

CITADEL SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2014
(Expressed in U.S. dollars in thousands)

(6) Fair Value Disclosures, Continued:

Liabilities at Fair Value as of December 31, 2014

	Level 1	Level 2	Level 3	Netting and Collateral	Total
Corporate debt securities [1]	$ —	$ 73	$ —	$ —	$ 73
Equity securities: [1]					
Common stock					
Financial	973,418	—	—	—	973,418
Consumer	591,575	1	—	—	591,576
Energy & utilities	270,154	—	—	—	270,154
Technology	237,802	2	—	—	237,804
Industrial	163,058	159	—	—	163,217
Basic materials	53,782	—	—	—	53,782
Other	2,407	—	—	—	2,407
Preferred stock					
Financial	2,759	3	—	—	2,762
Energy & utilities	372	—	—	—	372
Industrial	152	—	—	—	152
Technology	110	—	—	—	110
Consumer	28	—	—	—	28
Basic materials	19	—	—	—	19
Securities loaned [4]	7,552,677	466,329	—	—	8,019,006
Total investment liabilities	9,848,313	466,567	—	—	10,314,880
Derivative liabilities:					
Options [1]	3,707,939	—	—	—	3,707,939
Futures [2]	1,194	—	—	—	1,194
Forwards [2]	—	34	—	—	34
Warrants [1]	8	1	—	—	9
Gross derivative liabilities	3,709,141	35	—	—	3,709,176
Netting [3]	(1,130)	(12)	—	117,043	115,901
Total derivative liabilities	3,708,011	23	—	117,043	3,825,077
Total liabilities at fair value	$ 13,556,324	$ 466,590	$ —	$ 117,043	$ 14,139,957

[1] Amounts are included in securities owned or securities sold, not yet purchased, as applicable on the statement of financial condition.

[2] Included in receivable from or payable to brokers and dealers as discussed in Note 8.

[3] For positions with the same counterparty that cross over the levels of the fair value hierarchy, both counterparty netting and cash collateral netting are included in the column titled "Netting and Collateral." For contracts with the same counterparty, counterparty netting among positions classified within the same level is included within that level. For further information on derivative instruments and hedging activities, see Note 10.

[4] The securities loaned balance reflects only that portion of the obligation to return securities collateral received.

(6) Fair Value Disclosures, Continued:

The table below provides information on the valuation techniques, significant unobservable inputs and the sensitivity of the fair value to changes in significant unobservable inputs for each major category of assets measured at fair value on a recurring basis with a significant level 3 balance as of December 31, 2014.

	Fair Value as of December 31, 2014	Valuation Technique	Significant Unobservable Input(s)/Sensitivity of the Fair Value to Changes in the Unobservable Inputs	Inputs
Investment assets				
Equity interests in exchanges				
BATS Global Markets, Inc. ("BATS")	$ 91,350	Discounted cash flows [a]	Weighted average cost of capital [2]	10.75%
			5 year net revenue compounded annual growth rate over projection period [1]	3.90%
			Terminal growth rate [1]	3.00%
		Market comparables [a]	EV/LTM EBITDA multiple [1][b]	10.00x
			EV/Projected 2015 EBITDA multiple [1]	9.0x
NYSE Amex Options LLC	33,093	Put option analysis [a]	EBITDA multiple for put dates [1]	10.70x
BOX Options Exchange, LLC	2,400	Discounted cash flows [a]	Weighted average cost of capital [2]	14.50%
			5 year net revenue compounded annual growth rate over projection period [1]	13.00%
			Terminal growth rate [1]	3.00%
Private equity investments				
REDI Global Technologies LLC	15,500	Market comparables [a]	EV/EBITDA multiple [1]	15.00x
Symphony Communication Services Holdings, LLC	5,000	Discounted cash flows [a]	Weighted average cost of capital (2015-2016) [2]	4.0%
			Weighted average cost of capital (2017-2019) [2]	46.25%
			Net revenue compounded annual growth rate over projection period (2015-2016) [1]	0.00%
			3 year net revenue compounded annual growth rate over projection period (2017-2019) [1]	72.80%
			Terminal EBITDA exit multiple [1]	4.65x

---

[a]   All equity interests in exchanges and private equity investments were valued using analyses prepared by a third party valuation expert. The valuation for BATS was derived from a straight average of the market approach and discounted cash flow valuation techniques. All other investments were valued using a single valuation technique approach.

[b]   "LTM" is defined as last twelve months.

CITADEL SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2014
(Expressed in U.S. dollars in thousands)

(6) Fair Value Disclosures, Continued:

Sensitivity of the Fair Value to Changes in the Unobservable Inputs

[1] Significant increase (decrease) in the unobservable input in isolation would result in a significantly higher (lower) fair value.

[2] Significant decrease (increase) in the unobservable input in isolation would result in a significantly higher (lower) fair value.

(7) Transactions with Related Parties:

Expenses

Pursuant to an administrative services agreement, the Company incurs direct and allocable administrative, general and operating expenses, including employee compensation and benefits, paid by Citadel LLC and its affiliates, on behalf of the Company. Payable to affiliates as of December 31, 2014 includes $36,404 due to Citadel LLC.

Pursuant to a services agreement, a proportionate share of expenses incurred by CLP3 during the period for certain administrative services provided by NTHFS are allocated to the Company. At December 31, 2014, $626 of the Company's expense in relation to these fees was outstanding to be paid to CLP3 and is reflected in payable to affiliates on the statement of financial condition.

Securities Borrowed and Securities Loaned

During the year ended December 31, 2014, the Company engaged in securities borrowing and lending transactions with Citadel Institutional Finance Company Ltd. ("CIFC"), an affiliate. The following table presents information about the fair value of the securities borrowed by the Company from CIFC with the related cash collateral and fair value of securities collateral pledged:

Affiliate	As of December 31, 2014		
	Fair Value of Securities Borrowed [1]	Cash Collateral Pledged	Fair Value of Securities Collateral Pledged
CIFC	$ 11,745,812	$ 11,844,211	$ —

[1] Includes accrued coupon interest of $846.

(7) Transactions with Related Parties, Continued:

Securities Borrowed and Securities Loaned, Continued

The following table presents information about the fair value of the securities loaned by the Company to CIFC with the related cash collateral and fair value of securities collateral received:

	As of December 31, 2014		
Affiliate	**Fair Value of Securities Loaned** [1]	**Cash Collateral Received**	**Fair Value of Securities Collateral Received** [2]
CIFC	$ 24,700,935	$ 18,023,074	$ 8,023,205

[1] Includes accrued coupon interest of $2,378.
[2] Includes accrued coupon interest of $4,199.

Included in securities borrowed is $9,914 of financing interest receivable from CIFC.

Clearing Activities

The Company conducted clearing activities with the following affiliates and affiliated customers: Citadel Global Equities Master Fund Ltd. ("GEMF"), Citadel Global Event Driven Master Fund Ltd. ("EDMF"), Surveyor Capital Ltd. ("SURV"), Citadel Horizon S.à r.l. ("HORZ"), Citadel Quantitative Strategies Master Fund Ltd. ("QSMF"), Citadel Securities Swap Dealer LLC ("CSSD"), Citadel Equity Fund Ltd. ("CEFL"), and Citadel Global Equities Fund S.à r.l. ("GEFS"). The following table presents net receivables from and payables to affiliated customers for clearing activities as of December 31, 2014:

	As of December 31, 2014	
Affiliate	**Receivable from affiliated customers**	**Payable to affiliated customers** [1]
GEMF	$ 1,491	$ —
SURV	80	—
HORZ	2,936	—
QSMF	—	23
CSSD	6	—
CEFL	2,362	—
GEFS	1	—
Total	$ 6,876	$ 23

[1] Included within other liabilities on the statement of financial condition.

CITADEL SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2014
(Expressed in U.S. dollars in thousands)

(7) Transactions with Related Parties, Continued:

Executing Activities

During the year, the Company earned commissions from GEMF, SURV, HORZ, EDMF, Citadel Global Event Driven Fund S.à r.l., GEFS, CEFL, and QSMF, all related parties, in relation to execution services platform access and the use of trading algorithms designed to fulfill best execution requirements. As of December 31, 2014, the Company no longer provides these services to related parties.

In addition, the Company received rebates and made payments to ECNs for providing or receiving order flow for trades conducted on behalf of affiliated entities as well as reimbursement of regulatory fees per the executing agreements. The Company is permitted to compensate/charge such affiliated entities for these rebates/payments.

Miscellaneous Related Party Transactions

The Company accounts for its investment in the common stock of CMDX Holdings Ltd. ("CMDX"), an affiliated investment in which the Company owns 29.2%, under the equity method of accounting. At December 31, 2014, the Company's investment in CMDX of $218 is included in other assets on the statement of financial condition.

During the year, the Company purchased exchange membership seats of COMEX with a value of $239 from Citadel Derivatives Trading Ltd., an affiliate. The transaction was based on the fair value of COMEX on the date of the transfer.

The Company participates in a variety of operating and administrative transactions with related parties and affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties and such differences could be material.

(8) Receivables from and Payables to Clearing Organizations, Custodians, Brokers, and Dealers:

Amounts receivable from and payable to clearing organizations, custodians, brokers, and dealers at December 31, 2014, consist of the following:

	Receivables	Payables
Net securities failed to deliver/receive	$ 498	$ 12,673
Net receivables/payables from brokers and dealers	3,797	3,057,958
Net receivables/payables from brokers and dealers	$ 4,295	$ 3,070,631
Net securities failed to deliver/receive	$ 51,204	—
Net receivables/payables from clearing organization and custodians	85,881	25,017
Net receivables/payables from clearing organizations and custodians	$ 137,085	$ 25,017

CITADEL SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2014
(Expressed in U.S. dollars in thousands)

(8) Receivables from and Payables to Clearing Organizations, Custodians, Brokers, and Dealers, Continued:

The Company clears certain of its proprietary transactions through clearing brokers. The net receivables/payables from/to brokers, dealers, clearing organizations, and custodians related to the aforementioned transactions contain cash margin balances and are collateralized by securities owned by the Company. The clearing brokers' internal and regulatory collateral requirements on open short positions and securities purchased on margin require that cash and/or securities be maintained in the Company's accounts to satisfy such requirements.

At December 31, 2014, receivables from clearing organizations include cash deposits held at the clearing organizations of $84,884 made in the normal course of business. Additionally, at December 31, 2014, the Company has pledged collateral in the form of securities, which includes securities collateral received under reverse repurchase agreements, with a fair value of $19,133 to fulfill the Company's clearing fund and margin obligations at clearing organizations.

(9) Risk Management:

The Company is subject to various risks, including, but not limited to, market risk, off-balance sheet risk, credit risk, currency risk, and liquidity risk. CAL3 attempts to monitor and manage these risks on an ongoing basis. While CAL3 generally seeks to hedge certain portfolio risks, CAL3 is not required to and may not attempt to hedge all market or other risks in the portfolio, and it may decide to only partially hedge certain risks.

Market Risk

Market risk is the potential for changes in the value of Financial Instruments. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, commodity prices, credit prices, and currency prices.

Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. CAL3 attempts to manage market risk in various ways, including through diversifying exposures, placing limitations on position sizes and hedging in related securities or derivative financial instruments. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices, volatilities and correlations between Financial Instruments and the instruments used to hedge such Financial Instruments.

The Company sells various financial instruments which it does not yet own or which are consummated by the delivery of borrowed financial instruments ("short sales"). The Company is exposed to market risk for short sales. If the fair value of a financial instrument sold short increases, the Company's obligation to deliver this instrument, reflected as a liability on the statement of financial condition, is correspondingly increased. A short sale involves the risk of an unlimited increase in the market price of the particular investment sold short, which could result in an inability to cover the short position and unlimited loss. There can be no assurance that securities necessary to cover a short position will be

-20-

(9) Risk Management, Continued:

Market Risk, Continued

available for purchase. To attempt to manage this market risk, the Company may hold Financial Instruments which can be used to hedge or settle these obligations and monitors its market exposure daily, adjusting Financial Instruments as deemed necessary. Also, the Company's ability to conduct short sales on certain specified securities could be restricted due to rules enacted by regulatory pronouncements and legislation, thus impacting CAL3's ability to execute its investment strategies on behalf of the Company. Possible impacts include a reduced inventory of shares available for borrowing and increased transaction costs relating to short selling.

Off-Balance Sheet Risk

The Company enters into investment transactions which may represent off-balance sheet risk. Off-balance sheet risk exists when the maximum potential loss on a particular investment is greater than the value of such investment, as reflected on the statement of financial condition. Off-balance sheet risk generally arises from the use of derivative financial instruments or short sales.

Credit Risk

Credit risk is the risk of losses due to the failure of a counterparty to perform according to the terms of a contract. Since the Company does not clear all of its own securities transactions, it has established accounts with other financial institutions for this purpose. This can, and often does, result in a concentration of credit risk with one or more of these institutions. Such risk, however, is partially mitigated by the obligation of certain of these financial institutions to comply with rules and regulations governing financial institutions in countries where they conduct their business activities. These rules and regulations generally require maintenance of minimum net capital and may also require segregation of customers' funds and financial instruments from the holdings of the financial institutions themselves. The Company actively reviews and attempts to manage exposures to various financial institutions in an attempt to mitigate these risks. The Company also attempts to minimize this credit risk by carrying minimal excess collateral above the specific collateral requirement computed pursuant to the contractual terms between the Company and the financial institutions as applicable.

The Company is exposed to credit risk in its role as a trading counterparty to dealers and customers, as a holder of securities and as a member of exchanges and clearing organizations. The Company's customer activities involve the execution settlement and financing of various transactions. Customer activities are transacted on a delivery versus payment or cash basis. The Company's credit exposure to institutional customer business is mitigated by the use of industry-standard delivery versus payment through depositories and clearing banks.

The credit risk of exchange-traded and/or centrally cleared derivatives ("cleared derivatives"), such as exchange-traded futures, exchange-traded options and cleared OTC derivative financial instruments, is

CITADEL SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2014
(Expressed in U.S. dollars in thousands)

(9) Risk Management, Continued:

Credit Risk, Continued

reduced by the rules or regulatory requirements of the individual exchanges and clearinghouses on which these instruments are traded and cleared. One of the requirements of the exchanges and clearinghouses is that cleared derivatives are margined on a daily basis, which reduces the credit risk related to such cleared derivatives.

CAL3 monitors collateral fair value on a daily basis relative to the Company's counterparties' exposure, and when necessary, attempts to recall any material excess collateral balances. The Company also restricts its exposure to credit losses on derivative financial instruments held by entering into netting arrangements with its counterparties. Under the terms of such netting arrangements, if an event of default under such netting agreement occurs, all transactions with the relevant counterparty governed by such netting agreement are able to be terminated and settled on a net basis. Additionally, the Company also seeks to manage credit risk by, among other factors, monitoring exposures to and reviewing creditworthiness of its counterparties and rebalancing financing sources as deemed appropriate.

The Company clears a substantial portion of its equity options from its market making activities and related equity security trades through Bank of America Merrill Lynch ("BAML"), which also maintains the Company's positions. These positions are recorded at fair value under securities owned on the statement of financial condition. In addition, the clearing broker provides the majority of the financing for these securities. This can, and often does, result in a concentration of credit risk with BAML. Such risk, however, is partially mitigated by the obligation of BAML to comply with rules and regulations governing broker/dealers, including the requirement to maintain a minimum amount of net capital and may also require segregation of customers' funds and financial instruments from the holdings of the financial institutions themselves. The Company also actively reviews and monitors exposures to various financial institutions in an attempt to mitigate these risks.

The cash and security account balances held at various major financial institutions, which typically exceed government sponsored insurance coverages, also subject the Company to a concentration of credit risk. CAL3 attempts to mitigate the credit risk that exists with these deposits by, among other factors, maintaining those deposits pursuant to segregated custodial arrangements, where possible.

The Company may invest in convertible bonds, corporate bonds, and other credit sensitive securities. Until such investments are sold or are paid in full at maturity, the Company is exposed to credit risk relating to whether the issuer will meet its obligations when the securities come due.

Currency Risk

The Company may invest directly in non-U.S. currencies, securities that are denominated in, and that receive revenues in, non-U.S. currencies, or in derivatives that provide exposure to non-U.S. currencies,

CITADEL SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2014
(Expressed in U.S. dollars in thousands)

(9) Risk Management, Continued:

Currency Risk, Continued

and as such is subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged. Currency rates may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Liquidity and Leverage Risk

The Company generally invests on a highly leveraged basis, both through its financing arrangements, including repurchase agreements, and through the degree of leverage typically embedded in the derivative financial instruments in which it invests. The use of leverage can dramatically magnify both gains and losses, increasing the possibility of a member's total loss of its investment in the Company. Leverage through margin borrowings requires collateral to be posted with prime brokers, custodians and counterparties. Prime brokers, custodians, and counterparties, generally have authority, under their respective agreements, over valuing the collateral posted and requiring the posting of additional collateral. Market value movements could result in a prime broker, custodian or counterparty, under their respective agreements, having the right to reduce the value of such collateral or to require the posting of additional collateral even if no actual transaction in the underlying instrument has occurred, potentially resulting in the issuance of a margin call. This could also result in the Company having to otherwise sell assets at a time when the Company would not otherwise choose to do so. The Company seeks to mitigate this risk by utilizing term financing arrangements as well as negotiating dispute rights for valuation differences between the Company and its prime brokers, custodians and counterparties.

CAL3 targets to maintain a substantial pool of excess liquidity at the Company for various planned and contingent needs including, among others, mark to market losses on investments, changes in margin requirements as term financing facilities mature, increases in initial margin requirements by clearing houses, and member's capital activity.

Other Risks

Due to investments in specific industries or investments in non-U.S issuers located in a specific country or region, the Company may be subject to elements of risk not typically associated with investments in the U.S. Such concentrations may subject the Company to additional risks resulting from future political or economic conditions in such country or region and the possible imposition of adverse governmental laws or currency exchange restrictions affecting such country or region, which could cause the securities and their markets to be less liquid and prices more volatile than those of comparable U.S. companies.

(9) Risk Management, Continued:

Other Risks, Continued

Legal, tax, and regulatory changes could occur during the term of the Company that may adversely affect the Company. In addition, securities and futures markets are subject to comprehensive statutes, regulations and margin requirements. Regulators and self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies. The regulation of derivative transactions and short selling and funds that engage in such transactions is an evolving area of law and is subject to modification by government and judicial actions. The effect of any future regulatory change on the Company could be substantial and adverse.

Certain of the Company's trading and financing agreements contain trigger provisions linked to the Company failing to maintain a predetermined level of net asset value or member's capital over certain periods, and/or the decline of the Company's net asset value or member's capital and/or the decline of the Company's excess net capital as defined in SEC Rule 15c3-1 over certain periods. If the counterparty were to exercise its rights under such provisions, it could elect to cause the termination and net settlement of obligations under the Company's outstanding bilateral and agency-cleared transactions, and it could elect to cause the acceleration and repayment of outstanding debit balances, increase in margin levels and/or termination under the Company's prime brokerage and related financing agreements. As of December 31, 2014, the Company was in compliance with these trigger provisions. CAL3 attempts to manage the risks associated with these provisions as part of its overall risk management process.

Contingencies

In the normal course of business, the Company enters into contracts that contain provisions related to general indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, CAL3 believes the risk of loss from these arrangements to be remote.

The Company provides guarantees to securities clearinghouses. Under the standard securities clearinghouse membership agreement, members are required to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet the resulting shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, CAL3 believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

The Company may be involved, in the normal course of business, in legal, regulatory and arbitration proceedings and/or inquiries concerning matters arising in connection with the conduct of its

CITADEL SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2014
(Expressed in U.S. dollars in thousands)

(9) Risk Management, Continued:

Contingencies, Continued

operations. The Company believes resolution of these matters will not have a material adverse affect on the financial condition of the Company, although the resolution could be material to the Company's operating results for a particular period or periods. Given the inherent difficulty of predicting the outcome of the Company's litigation and regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, the Company cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred.

(10) Derivative Financial Instruments:

Derivatives are financial instruments that derive their value from underlying asset prices, indices, reference rates, or other inputs, or a combination of these factors and generally represent future commitments to exchange cash flows, or to purchase or sell other financial instruments at specified future dates. Derivatives may be traded on an exchange ("Exchange-traded") or they may be privately negotiated contracts, which are usually referred to as OTC derivatives. OTC derivatives can be cleared and settled through central clearing counterparties ("OTC-cleared"), while others are bilateral contracts between two counterparties ("Bilateral OTC").

The Company may enter into derivative financial instruments in the normal course of its business to take speculative investment positions or to manage various underlying exposures for risk management purposes. Examples of the use of derivative financial instruments for risk management purposes include, but are not limited to the following: interest rate derivatives to manage potential exposures to interest rate fluctuations; currency derivatives to manage potential foreign currency exchange rate risks on its Financial Instruments and/or other assets and liabilities; and equity derivatives to manage potential price fluctuations related to individual equities, equity baskets and indices. The Company's derivative financial instrument risks should not be viewed in isolation, but rather CAL3 believes they should be considered on an aggregate basis along with the Company's other investing activities.

At any point in time, subject to applicable bankruptcy or similar laws affecting creditors' rights, generally the Company's credit exposure to a derivative financial instrument counterparty is limited to the Company's net unrealized gains (losses) on derivative financial instruments plus any collateral transferred to such counterparty by the Company pursuant to credit support agreements, less any collateral transferred to the Company by such counterparty pursuant to credit support agreements. These amounts are recorded on a net basis by counterparty by the Company on the statement of financial condition when the Company has executed netting agreements permitting the legal right of offset of such exposures between the Company and such counterparty. Typically, the Company or the counterparty has rights of rehypothecation with respect to collateral pledged or received under such derivative netting agreements. Initial margin pledged by the Company to the counterparty under derivative netting agreements, but held at a third-party custodian, is not subject to rehypothecation by the counterparty.

-25-

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2014
(Expressed in U.S. dollars in thousands)

(10) Derivative Financial Instruments, Continued:

Options are contracts in which the option purchaser has the right, but not the obligation, to purchase from or sell to the option writer financial instruments within a defined time period for a specified price. Options written by the Company create off-balance sheet risk, as the Company's contingent obligation to satisfy the purchase or sale of securities underlying such options may exceed the amount recognized on the statement of financial condition.

Futures and forwards are contracts that commit counterparties to purchase or sell financial instruments, commodities, or currencies for an agreed-upon price on an agreed future date. These instruments can involve market risk and/or credit risk in excess of the amount recognized on the statement of financial condition.

The following table sets forth the fair value and the quarterly average notional amount of the Company's derivative contracts by underlying risk exposure as of and for the year ended December 31, 2014, respectively. The quarterly average notional amount provides an indication of the volume of the Company's derivative activity. The table also presents information about the offsetting of derivative instruments and related collateral amounts (see information related to offsetting of certain collateralized transactions in Note 5). Gross derivative contracts in the table below exclude the effect of netting and do not necessarily represent the Company's actual exposure which may ultimately be reduced by netting agreements. Net derivative contracts represent the fair value of derivative assets and liabilities after the netting of cash collateral and positions by counterparty, when the legal right of offset exists and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2014
(Expressed in U.S. dollars in thousands)

(10) Derivative Financial Instruments, Continued:

Net derivative contracts agree to the total derivative assets and total derivative liabilities included in the fair value hierarchy table in Note 6:

	December 31, 2014			
	Derivative assets		Derivative liabilities	
	Fair Value	Notional	Fair Value	Notional
Gross derivative contracts				
Exchange-traded				
Equity contracts	$ 3,871,094	$ 79,592,626	$ 3,591,913	$ 81,943,951
Commodity contracts	81,276	1,638,957	80,303	1,828,907
Interest rate contracts	12,420	1,198,892	20,308	1,031,989
Foreign exchange contracts	13,994	537,611	15,768	553,390
Credit contracts	1,131	24,019	850	26,280
Total Exchange-traded	3,979,915	82,992,105	3,709,142	85,384,517
OTC-cleared [4]				
Interest rate contracts	—	250	—	250
Total OTC-cleared	—	250	—	250
Bilateral OTC				
Foreign exchange contracts	12	962	34	505
Total Bilateral OTC	12	962	34	505
Total gross derivative contracts [1]	3,979,927	$ 82,993,317	3,709,176	$ 85,385,272
Amounts that have been offset in the statement of financial condition [2][3]				
Exchange-traded				
Receivables/payables for unsettled transactions	—		8,396	
Cash collateral	1,820		141,433	
Counterparty netting	(33,894)		(33,894)	
Total Exchange-traded	(32,074)		115,935	
Bilateral OTC				
Receivables/payables for unsettled transactions	64		—	
Cash collateral	20		—	
Counterparty netting	(34)		(34)	
Total Bilateral OTC	50		(34)	
Total Exchange-traded	3,947,841		3,825,077	
Total OTC-cleared	—		—	
Total Bilateral OTC	62		—	
Net derivative contracts	3,947,903		3,825,077	
Amounts that have not been offset in the statement of financial condition [2]	(103,398)		(103,398)	
Net exposure	$ 3,844,505		$ 3,721,679	

CITADEL SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2014
(Expressed in U.S. dollars in thousands)

(10) Derivative Financial Instruments, Continued:

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(1) Amounts include all derivative instruments, irrespective of whether there is a legally enforceable master netting arrangement in place.

(2) Amounts relate to master netting arrangements and collateral arrangements which have been determined by the Company to be legally enforceable in the event of default.

(3) Amounts are reported on a net basis in the statement of financial condition when subject to a legally enforceable master netting arrangement or similar arrangement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

(4) Includes OTC derivatives that are centrally cleared in accordance with certain regulatory requirements.

The Company has concentration risk with respect to its derivative financial instruments. At December 31, 2014, BAML serves as clearing and prime broker for 99.95% of the Company's net derivative assets. See Note 9 for a discussion of credit risk and risk management.

The Company attempts to manage the risks associated with its derivative financial instruments along with its speculative investing activities in cash instruments as part of its overall risk management process (discussed in Note 9).

(11) Regulatory Requirements:

The Company is a registered broker and dealer subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements for their registrants. The Company has elected to use the alternative method as permitted by Rule 15c3-1. At December 31, 2014, net capital was $313,302, which was in excess of the Company's required net capital by $312,302. In addition, the Company is subject to minimum capital requirements of exchanges and clearing corporations in which it is a member, which may exceed the minimum net capital requirements of the SEC.

The Company is also subject to the requirements of Rule 15c3-3. At December 31, 2014, the Company was required to maintain a reserve balance of $2,899 for the exclusive benefit of customers pursuant to Rule 15c3-3. Subsequent to December 31, 2014, the Company made a deposit of $1,000 into the reserve bank account on January 2, 2015. After adding such deposit, the new amount held on deposit in the reserve bank account was $28,000. At December 31, 2014, the amount held on deposit in a reserve bank account for proprietary accounts of broker dealers was $100.

(12) Subsequent Events:

The Company has performed an evaluation of subsequent events through February 20, 2015, which is the date the financial statements were available to be issued.

Subsequent to December 31, 2014, capital withdrawals of $115,000 were made by CLP3.

On January 30, 2015, the Company transferred Financial Instruments with a value of $101,174 to Citadel Securities Principal Investments LLC, an affiliate. The transfer was based on the fair value of these instruments on the date of transfer.